ITEM 77C: Items Submitted to a Vote of Security Holders

           Morgan Stanley Tax-Managed Growth Fund

       On    September  17,  2003,  a  Special  Meeting   of
Shareholders of Morgan Stanley Tax-Managed Growth Fund ("Tax-Managed") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement")
between   Tax-Managed   and  Morgan  Stanley   Growth   Fund
("Growth"), pursuant to which substantially all of the assets of Tax-Managed would be combined with those of Growth and shareholders of Tax-Managed would become shareholders of Growth receiving shares of Growth with a value equal to the value of their holdings in Tax-Managed. On April 24, 2003
the    Board   of   Trustees   unanimously   approved    the
Reorganization Agreement, and on September 17, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of Tax-Managed present in person or represented by proxy and entitled to vote at the meeting.

     On October 3, 2003, the Reorganization Plan between Tax
Managed and Growth was completed according to the terms set forth above and in the Reorganization Agreement.

For:     5,892,569.630              Against:     413,023.940
Abstain:  452,214.629